PROSPECTUS                                    This Prospectus is filed pursuant
                                              to Rule 424(b)(3) and relates to
                                              Registration No. 33-61139.

1,856,405 Shares
ADELPHIA COMMUNICATIONS CORPORATION
Class A Common Stock
($.01 par value)

This Prospectus relates to 1,856,405 shares of Class A Common Stock ("Shares") of Adelphia Communications Corporation ("Adelphia"), which may be sold by or for the account of the Selling Stockholders named herein. See "Selling Stockholders." The Shares were acquired by the respective Selling Stockholders from Adelphia in privately negotiated acquisition or investment transactions.

The Shares may be sold from time to time by the Selling Stockholders in open market transactions, in private or negotiated transactions or in a combination of such methods of sale, at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. See "Plan of Distribution." Adelphia will not receive any of the proceeds from the sale of the Shares.

The Class A Common Stock is listed for trading on the NASDAQ National Market System. On October 9, 1995, the closing sale price of the Class A Common Stock was $8.50 per share.

The rights of holders of Class A Common Stock and Class B Common Stock differ with respect to certain aspects of dividend, liquidation and voting rights. The Class A Common Stock has certain preferential rights with respect to cash dividends and distributions upon the liquidation of Adelphia. Holders of Class B Common Stock are entitled to greater voting rights than the holders of Class A Common Stock; however, the holders of Class A Common Stock, voting as a separate class, are entitled to elect one of Adelphia's directors.

PROSPECTIVE PURCHASERS OF CLASS A COMMON STOCK SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is October 13, 1995.

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.


                             AVAILABLE INFORMATION

          Adelphia is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Chicago, Illinois 60661-2511, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

          Adelphia has filed with the Commission a Registration Statement under the Securities Act of 1933 as amended (the "Securities Act") with respect to the securities offered by this Prospectus. As permitted by the rules and regulations of the Commission, the Prospectus does not contain all of the information set forth in the Registration Statement and in the financial statements, exhibits and schedules filed therewith. The statements contained in this Prospectus about the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of each such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          Adelphia hereby incorporates by reference into this Prospectus the following documents or information filed with the Commission: (a) Adelphia's Annual Report on Form 10-K for the fiscal year ended March 31, 1995, as amended (the "Form 10-K"); (b) Adelphia's Proxy Statement dated August 25, 1995 (the "1995 Proxy Statement"); (c) Adelphia's Form 10-Q for the fiscal quarter ended June 30, 1995 (the "Form 10-Q); and (d) the descriptions of common stock contained in Adelphia's Registration Statement filed under Section 12(g) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

          All documents filed by Adelphia pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

          Any statement contained herein or in any documents incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a subsequent statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (other than exhibits unless such exhibits are specifically incorporated by reference into such documents) are available without charge upon written or oral request from Michael C. Mulcahey, Director of Investor Relations of Adelphia at Adelphia's principal executive office located at 5 West Third Street, Coudersport, Pennsylvania 16915, telephone number (814) 274-9830.

                               PROSPECTUS SUMMARY

          The following information is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus or incorporated by reference herein. Prospective investors should carefully consider the factors set forth herein under the caption "Risk Factors."

                                  The Company

          Adelphia Communications Corporation ("Adelphia" and, collectively with its subsidiaries, the "Company") is one of the largest cable television operators in the United States. As of March 31, 1995, cable television systems owned or managed by the Company (the "Systems") served 1,579,437 basic subscribers. John J. Rigas, the Chairman, President, Chief Executive Officer and founder of Adelphia, has owned and operated cable television systems since 1952.

          The Company's owned cable systems (the "Company Systems") are located in ten states and are organized into seven regional clusters: Western New York, Virginia, Western Pennsylvania, New England, Eastern Pennsylvania, Ohio and Coastal New Jersey. The Company Systems are located primarily within the 50 largest television markets. As of March 31, 1995, the Company Systems passed 1,340,808 homes and served 975,066 basic subscribers.

          The Company owns a 50% voting interest and nonvoting preferred limited partnership interests entitling the Company to a 16.5% priority return in Olympus Communication, L.P. ("Olympus"). Olympus is a joint venture which owns cable systems (the "Olympus Systems") primarily located in southern Florida.
The Olympus Systems in Florida form a substantial part of an eighth regional cluster, Southeastern Florida. The Company is the managing general partner of Olympus. As of March 31, 1995, the Olympus Systems passed 512,052 homes and served 306,317 basic subscribers.

          The Company also provides, for a fee, management and consulting services to certain partnerships (the "Managed Partnerships"). John J. Rigas and certain members of his immediate family, including entities they own or control (collectively, the "Rigas Family"), control or have substantial ownership interests in the Managed Partnerships. As of March 31, 1995, cable systems owned by the Managed Partnerships (the "Managed Systems") passed 415,641 homes and served 298,054 basic subscribers.

          Adelphia was incorporated in Delaware on July 1, 1986 for the purpose of reorganizing five cable television companies, then principally owned by the Rigas Family, into a holding company structure in connection with the initial public offering of Adelphia's Class A Common Stock and its 13% Senior Subordinated Notes. The Company's executive offices are located at 5 West Third Street, Coudersport, Pennsylvania 16915, and its telephone number is (814) 274-9830.

                                  The Offering

Shares Offered by the Selling Stockholders . . . . . . . . .  1,856,405 shares,
                                                              Class A Common

Shares outstanding before and after the offering . . . . . .  15,364,009 shares,
                                                              Class A Common

                                                              10,944,476 shares,
                                                              Class B Common

NASDAQ National Market System Symbol . . . . . . . . . . . .  ADLAC

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should carefully consider, along with other matters referred to herein or incorporated by reference herein, the following:

Regulation and Competition in the Cable Television Industry

     The cable television operations of the Company may be adversely affected by changes and developments in governmental regulation, competitive forces and technology. The cable television industry and the Company are subject to extensive regulation at the federal, state and local levels. Many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proceedings or proposals. On October 5, 1992, Congress passed the 1992 Cable Act, which significantly expands the scope of regulation of certain subscriber rates and a number of other matters in the cable industry, such as mandatory carriage of local broadcast stations and retransmission consent, and which will increase the administrative costs of complying with such regulations. The FCC has adopted rate regulations that establish, on a system-by-system basis, maximum allowable rates for (i) basic and cable programming services (other than programming offered on a per-channel or per-program basis), based upon a benchmark methodology, and (ii) associated equipment and installation services based upon cost plus a reasonable profit. Under the FCC rules, franchising authorities are authorized to regulate rates for basic services and associated equipment and installation services, and the FCC will regulate rates for regulated cable programming services in response to complaints filed with the agency. The original rate regulations became effective on September 1, 1993. Amendments to the rate regulations became effective May 15, 1994. Further amendments were adopted on November 10, 1994. The FCC ordered an interim rate freeze effective April 5, 1993 which was extended through May 15, 1994.

     The original rate regulations required a reduction of existing rates charged for basic services and regulated cable programming services to the greater of (i) the applicable benchmark level or (ii) the rates in force as of September 30, 1992, reduced by 10%, adjusted forward for inflation. The amended regulations generally require a reduction of up to 17 percent from the rates for regulated services in force as of September 30, 1992, adjusted forward for inflation and certain other factors. Rate reductions are not required to the extent that a cable operator at its option elects to use an alternative cost-of-service methodology and shows that rates for basic and cable programming services are reasonable. The FCC has adopted interim rules to govern cost-of-service showings by cable operators. Refunds with interest will be required to be paid by cable operators who are required to reduce regulated rates after September 1, 1993, calculated retroactively from the date of a local franchising authority's decision with regard to basic rates, and from the date a complaint is filed with the FCC with regard to the rates charged for regulated programming services. The FCC has reserved the right to reduce or increase the benchmarks it has established. The rate regulations will also limit future increases in regulated rates to an inflation indexed amount plus increases in certain costs such as taxes, franchise fees, costs associated with specific franchise requirements and increased programming costs. Cost-based adjustments to these capped rates can also be made in the event a cable operator adds or deletes channels. On November 10, 1994, the FCC adopted an alternative method for adjusting the rates charged for a cable programming services tier when new services are added. This will allow cable operators to increase rates by as much as $1.50 over a two year period to reflect the addition of up to six new channels of service on cable programming service tiers. In addition, a new programming tier can be created, the rate for which would not be regulated as long as certain conditions are met, such as not moving services from existing tiers to the new one. Because of the limitation on rate increases for regulated services, future revenue growth from cable services will rely to a much greater extent than has been true in the past on increased revenues from unregulated services and new subscribers than from increases in previously unregulated rates.

     The FCC has adopted regulations implementing virtually all of the requirements of the 1992 Cable Act. The U.S. Court of Appeals for the District of Columbia Circuit recently upheld all aspects of the FCC's rate regulations except for certain minor matters. As noted above, amendments to the rate regulations were recently announced and the FCC is also likely to continue to modify, clarify or refine the rate regulations. The Company cannot predict the effect or outcome of future rulemaking proceedings or changes to the rate regulations. Further, because the FCC has only issued its interim rules and has not adopted final cost-of-service rules, the Company has not determined to what extent it will be able to utilize cost-of-service showings to justify rates.

     Effective as of September 1, 1993, in accordance with the 1992 Cable Act, the Company adjusted the basic service rates and related equipment and installation rates in all of its systems in order for such rates to be in compliance with the applicable benchmark or equipment and installation cost levels. The Company also implemented a program in all of its systems called "CableSelect" under which most of the Company's satellite-delivered programming services are now offered individually on a per channel basis, or as a group at a price of approximately 15% to 20% below the sum of the per channel prices of all such services. For subscribers who elect to customize their channel lineup, the Company will provide, for a monthly rental fee, an electronic device located on the cable line outside the home, enabling a subscriber's television to receive only those channels selected by the subscriber. These basic service rate adjustments and the CableSelect program have also been implemented in all systems managed by the Company. The Company believes CableSelect provides increased programming choices to the Company's subscribers while providing flexibility to the Company to respond to future changes in areas such as customer demand and programming.

     On November 10, 1994 the FCC ruled that, prospectively, any a la carte package will be treated as a regulated tier, except for packages involving premium services. The Company is currently unable to predict the effect that the amended regulations, future FCC treatment of "a la carte" packages or other future FCC rulemaking proceedings will have on its business and results of operations in future periods. No assurance can be given at this time that such matters will not have a material negative financial impact on the Company's business and results of operations in the future. Also, no assurance can be given as to what other future actions Congress, the FCC or other regulatory authorities may take or the effects thereof on the Company.

     A letter of inquiry, one of at least 63 sent by the FCC to numerous cable operators, was received by an Olympus System regarding the implementation of this new method of offering services. Olympus responded in writing to the FCC's inquiry. On November 18, 1994, the Cable Services Bureau of the FCC issued a decision holding that the "CableSelect" program was an evasion of the rate regulations and ordered this package to be treated as a regulated tier. This decision, and all other letter of inquiry decisions, were principally decided on the number of programming services moved from regulated tiers to a la carte packages. Adelphia has appealed this decision to the full Commission. The Company cannot predict the outcome or effect of this proceeding.

     Cable television companies operate under franchises granted by local authorities which are subject to renewal and renegotiation from time to time. Because such franchises are generally non-exclusive, there is a potential for competition with the Systems from other operators of cable television systems, including public systems operated by municipal franchising authorities themselves, and from other distribution systems capable of delivering television programming to homes. The 1992 Cable Act contains provisions which encourage competition from such other sources. Additionally, recent court and administrative decisions have removed certain of the restrictions that have limited entry into the cable television business by potential competitors such as telephone companies, and proposals now under consideration by the FCC, and which are being and from time to time have been considered by Congress, could result in the elimination of other such restrictions. The Company cannot predict the extent to which competition will materialize from other cable television operators, other distribution systems for delivering television programming to the home, or other potential competitors, or, if such competition materializes, the extent of its effect on the Company.

     FCC rules permit local telephone companies to offer "video dialtone" service for video programmers, including channel capacity for the carriage of video programming and certain non-common carrier activities such as video processing, billing and collection and joint marketing agreements. On December 15, 1992, New Jersey Bell Telephone Company filed an application with the FCC to operate a "video dialtone" service in portions of Dover County, New Jersey, in which the Company serves approximately 20,000 subscribers. The FCC approved the application on July 18, 1994. The Company has appealed this decision to the U.S. Court of Appeals for the District of Columbia. This case is presently pending.

     A number of telephone companies have filed suit seeking to void as unconstitutional the provisions in the 1984 Cable Act that prohibit telephone companies from owning cable television systems in their telephone service areas. The U.S. Courts of Appeal for the Fourth and Ninth Circuits have struck down the cross-ownership ban on first amendment grounds. Several federal district courts have also struck down the cross-ownership ban on the same grounds. In addition, legislation which would alter or eliminate the cross-ownership ban is under active consideration in Congress.

     Direct broadcast satellite ("DBS") service became available to consumers during 1994. A single DBS satellite can provide more than 100 channels of programming. DBS service can be received virtually anywhere in the United States through the installation of a small outdoor antenna. DBS service is being heavily marketed on a nation-wide basis. The extent to which DBS will be competitive with cable systems will depend on the continued availability of reception equipment and programming at reasonable prices to the consumer.

     The Company cannot predict the ultimate outcome of the video dialtone proceeding or the cross-ownership ban litigation. However, the Company believes that the provision of video programming by telephone companies in competition with the Company's existing operations could have an adverse effect on the Company's financial condition and results of operations. At this time, the impact of any such effect is not known or estimable.

     See generally "Business-Competition," "Legislation and Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations ("Management's Discussion and Analysis")" in the Form 10-K.

Substantial Leverage

     The Company is highly leveraged and has incurred substantial indebtedness, primarily to finance acquisitions and expansion of its operations and, to a lesser extent, for investments in and advances to affiliates. At March 31, 1995, the Company's total debt aggregated approximately $2,021,610,000 which included approximately $1,086,350,000 of subsidiary debt and approximately $935,260,000 of parent debt. The Company's total debt has varying maturities to 2005, including as of March 31, 1995, an aggregate of approximately $983,162,000 maturing on or prior to March 31, 2000, of which $114,921,000 and $216,099,000 mature in the years ended March 31, 1996 and 1997, respectively. The Company's financing strategy has been to maintain its public long-term debt at the holding company level while borrowing in the private debt markets (e.g., bank and insurance company debt) through the Company's wholly-owned subsidiaries. The Company's subsidiary financings are effected through separate borrowing groups, and substantially all of the indebtedness in these borrowing groups is non-recourse to Adelphia. The subsidiary credit arrangements have varied revolving credit and term periods and contain separately-negotiated covenants relating to cross-defaults and the incurrence of additional debt for each borrowing group. See Management's Discussion and Analysis and Note 3 to the Adelphia Communications Corporation Consolidated Financial Statements in the Form 10-K.

     Historically, the Company's cash generated from operating activities and borrowings has been sufficient to meet its requirements for debt service, working capital, capital expenditures, and investments in and advances to affiliates. The Company believes that it will continue to generate cash and obtain financing sufficient to meet such requirements. However, the Company's ability to incur additional indebtedness is limited by covenants in its parent company indentures and subsidiary credit agreements. If the Company were unable to meet its debt service obligations, the Company would have to consider refinancing its indebtedness or obtaining new financing. Although in the past the Company has been able to refinance its indebtedness and to obtain new financing, there can be no assurance that the Company would be able to do so in the future or that, if the Company were able to do so, the terms available would be favorable to the Company. In the event that the Company were unable to refinance its indebtedness or obtain new financing under these circumstances, the Company would likely have to consider various options such as the sale of certain assets to meet its required debt service, negotiation with its lenders to restructure applicable indebtedness or other options available to it under applicable law. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis" in the Form 10-K.

Net Losses and Stockholders' Deficiency

     The total stockholders' deficiency at March 31, 1995 was $1,011,575,000. The stockholders' deficiency generally has resulted from the Company's reported net losses which have been caused primarily by high levels of depreciation and amortization and interest expense. The Company reported net losses of approximately $176,795,000, $187,860,000 and $106,284,000 respectively, for the years ended March 31, 1993, 1994 and 1995. The increases in net loss for the years ended March 31, 1993 and 1994, respectively, compared to the respective prior year periods, were primarily due to the cumulative effect of change in accounting principle for Olympus and the Company. Effective January 1, 1993 and April 1, 1993, Olympus and the Company, respectively, adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The cumulative effect of adopting SFAS No. 109 was to increase the net loss by $59,500,000 and $89,660,000 for the years ended March 31, 1993 and 1994, respectively. The Company expects to incur significant losses for the next several years. See "Management's Discussion and Analysis" in the Form 10-K.

Voting Control and Disparate Voting Rights

     As of July 1, 1995, the Rigas Family beneficially owned 10,846,544 shares, or 99.1%, of Adelphia's Class B Common Stock and 6,822,804 shares, or 44.4%, of Adelphia's Class A Common Stock. On a combined basis, these shares represented 67.1% of the total number of shares of both classes of Common Stock and 92.4% of the total voting power of both classes. As a result of the stock ownership by the Rigas Family and the Class B Stockholders' Agreement, John J. Rigas and members of his family have the power to elect all six directors subject to election by both classes on a combined basis, which directors constitute six of the seven members of the Board of Directors of Adelphia. (The holders of the Class A Common Stock are entitled, as a separate class, to elect one of Adelphia's directors.) Moreover, because holders of Class B Common Stock are entitled to ten votes per share while holders of Class A Common Stock are entitled to one vote per share, the Rigas Family may control stockholder decisions on matters in which holders of Class A Common Stock and Class B Common Stock vote together as a class. These matters include the amendment of certain provisions of Adelphia's Certificate of Incorporation and the approval of certain fundamental corporate transactions, including mergers. See "Principal Stockholders" in the 1995 Proxy Statement.

Potential Conflicts of Interest

     John J. Rigas and the other executive officers of Adelphia (including other members of the Rigas Family) hold direct and indirect ownership interests in the Managed Partnerships, which are managed by the Company for a fee. Subject to the restrictions contained in the Business Opportunity Agreement (as described in "Certain Transactions" in the 1995 Proxy Statement) regarding future acquisitions, Rigas Family members and the executive officers are free to continue to own these interests and acquire additional interests in cable television systems. Such activities could present a conflict of interest with the Company in the allocation of management time and resources of the executive officers. In addition, there have been and will continue to be transactions between the Company and the executive officers or other entities in which the executive officers have ownership interests or with which they are affiliated. The indentures under which Adelphia's 9 1/2% Senior PIK Notes, 10 1/4% Senior Notes, 9 7/8% Senior Debentures, 11 7/8% Senior Debentures and 12 1/2% Senior Notes were issued contain covenants that place certain restrictions on transactions between the Company and its affiliates. See "Management" and "Certain Transactions" in the 1995 Proxy Statement.

Holding Company Structure

     As a holding company, Adelphia holds no significant assets other than its investments in and advances to its subsidiaries. Adelphia's ability to make interest and principal payments when due to holders of debt of Adelphia is dependent upon the receipt of sufficient funds from its subsidiaries. Under the terms of various debt agreements between the Adelphia subsidiaries and their respective lending institutions, upon the occurrence of an event of default (including certain cross-defaults resulting from defaults under Adelphia's debt agreements) or unless certain financial performance tests are met, the Adelphia subsidiaries are restricted from distributing funds to Adelphia. At March 31, 1995, the total amount of such long-term debt of subsidiaries was $1,086,350,000. See Note 3 to the Adelphia Communications Corporation Consolidated Financial Statements and "Management's Discussion and Analysis" in the Form 10-K.

No Dividends Paid or to be Paid

     Adelphia has never declared or paid dividends on any of its Common Stock and has no intention to pay cash dividends on such stock in the foreseeable future. In addition, the indentures for the 9 1/2% Senior PIK Notes, 10 1/4% Senior Notes, 9 7/8% Senior Debentures, 11 7/8% Senior Debentures and 12 1/2% Senior Notes contain covenants which limit Adelphia's ability to pay such dividends. See "Market for Registrant's Common Equity and Related Stockholder Matters" and Note 3 to the Adelphia Communications Corporation Consolidated Financial Statements in the Form 10-K.

Shares Eligible for Future Sale

     Pursuant to a Registration Rights Agreement among Adelphia and virtually all of the Class B common stockholders, John J. Rigas has the right, subject to certain limitations, to require Adelphia to register shares of his Common Stock for sale to the public on five occasions through the year 2000. The other Class B stockholder parties have the right to participate, at the option of John J. Rigas, as selling stockholders in any such registration and all Class B stockholder parties have the right to participate as selling stockholders in any registered public offering initiated by Adelphia. Each share of Class B Common Stock is convertible into one share of Class A Common Stock. Shares of Class A Common Stock owned by the Rigas Family or entities controlled by members of the Rigas Family may from time to time, be pledged as security for margin loans. Pursuant to such pledge and loan arrangements, the applicable pledgee, under certain conditions, will have the right to cause the pledged shares of the Class A Common Stock to be sold pursuant to an effective shelf registration statement. Sales of a substantial number of shares of Class A Common Stock or Class B Common Stock could adversely affect the market price of the Class A Common Stock and could impair Adelphia's ability in the future to raise capital or make acquisitions through the sale of its equity securities.

                              SELLING STOCKHOLDERS

     The Selling Stockholders and the number of Shares to be offered by them hereby, or for their account or by Selling Affiliates as described herein, and the total number of shares of Class A Common Stock beneficially owned by the Selling Stockholders, are as follows:

Benjamin J. Terry Revocable Trust              299,316
Cornelia M. Terry Revocable Trust               99,771
Telesat Cablevision, Inc.                    1,000,000
WBC Venture                                     14,498
Cable LP I, Inc.                                91,524
Donald Jones                                     6,409
Rella Rifkin                                     2,421
Thomas Wheeler                                   3,184
Florida CATV Associates                         24,219
Star Cablevision Group                          55,799
Elaine Shapiro                                   2,421
Eugene H. Rifkin                                 2,421
The Gerald Zibrak Revocable Trust                1,453
Reva Sandra Vinnik                               2,511
Edwin Tornberg                                   2,528
WBC Management Corporation                       1,970
Monarch-Narragansett Cable Systems, Inc.       130,335
Roger Leonard                                    4,924
Monroe M. Rifkin                               100,623
Charles R. Morris III                            8,108
Peter N. Smith                                     985
Paul Bambei                                        985
                                             ---------
TOTAL                                        1,856,405

     The Selling Stockholders will not own any shares of Class A Common Stock after the sale of the Shares, except that Rella Rifkin and Monroe M. Rifkin jointly own 2,000 shares of Class A Common Stock in addition to the amounts disclosed above.

     Cornelia M. Terry Revocable Trust and Benjamin J. Terry Revocable Trust (the "Terry Trusts") acquired the Shares referenced above pursuant to an Agreement and Plan of Merger by and among Oxford Cable Television, Inc. ("Oxford"), Adelphia, Adelphia Acquisition Corporation and the Terry Trusts dated as of July 8, 1994, and such shares were issued in a private placement as partial consideration for the outstanding stock of Oxford, which owns and operates cable television systems in North Carolina. Telesat Cablevision, Inc. ("Telesat") acquired the Shares referenced above in a private placement pursuant to a Subscription Agreement with Adelphia dated as of February 28, 1995. As a part of this transaction, members of the Rigas family agreed to vote their shares of Adelphia stock to elect one nominee of Telesat to Adelphia's Board of Directors, subject to certain conditions. Telesat indirectly holds a 50% voting interest and general and limited partnership interests in Olympus. The remainder of the Shares referenced above were issued to WB Cable Associates, Ltd. ("WB Cable"), which acquired the Shares referenced above pursuant to an Asset Purchase Agreement by and between Adelphia and WB Cable dated as of October 28, 1994. Such Shares were issued in a private placement as partial consideration for the acquisition by Olympus of the assets of WB Cable, which consisted primarily of cable television systems in Florida, and were subsequently distributed to the limited and general partners of WB Cable and its general partner. Cable LP I, Inc., one of such distributee Selling Stockholders listed above, is a subsidiary of Telesat.

     The registration rights agreement by and among the Terry Trusts and Adelphia, dated January 10, 1995, the registration rights agreement by and between Telesat and Adelphia, dated February 28, 1995 and the registration rights agreement by and between WB Cable and Adelphia, dated April 3, 1995, as amended, each provide that the right to sell pursuant to this Prospectus may be transferred to certain affiliates of the Terry Trusts, WB Cable and Telesat, respectively (together, the "Selling Affiliates"), as described below. The Terry Trusts may transfer such right only to each other or to a member of the immediate family of Benjamin J. Terry or Cornelia M. Terry. Telesat may transfer such right only to a directly or indirectly wholly-owned subsidiary of Telesat or to an entity that owns, directly or indirectly, 100% of the outstanding capital stock of Telesat. WB Cable may transfer such right only in a partnership distribution to a limited or general partner of WB Cable or of WB Cable's general partner that was such a partner on April 3, 1995 (or such a party's successor, assign or legal representative). Such Selling Affiliates are or may be Selling Stockholders under this Prospectus with respect to the Shares being offered hereby.

     Adelphia will not receive any proceeds from the sale of the Shares.

                              PLAN OF DISTRIBUTION

     The Shares offered hereby may be sold from time to time by the Selling Stockholders in reliance on this Prospectus. This Prospectus only constitutes an offer by the Selling Stockholder who has delivered this Prospectus. Sales may be made in one or more transactions that may take place in the open market, private or negotiated transactions or in a combination of such methods of sale, at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In effecting such sales, underwriters, brokers or dealers engaged by the Selling

Stockholders may arrange for other underwriters, brokers or dealers to participate. Underwriters, brokers or dealers may purchase Shares as principals for their own accounts and resell such Shares pursuant to this Prospectus. Underwriters, brokers and dealers may receive commissions or discounts from such Selling Stockholders in amounts to be negotiated immediately prior to the sale. The Selling Stockholders, any such underwriters, brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized or commissions received may be deemed underwriting compensation.

     The Company has agreed to indemnify the Selling Shareholders against certain liabilities which may be incurred in connection with this offering, including certain liabilities under the Securities Act.

     A supplement to this Prospectus ("Prospectus Supplement") will set forth, with respect to the Selling Stockholders, any necessary further information regarding them or the distribution of the shares offered hereby. Such Prospectus Supplement may be appropriately modified or supplemented.


                                    EXPERTS

     The consolidated financial statements and related financial statement schedules of the Company and its subsidiaries as of March 31, 1994 and 1995, and for each of the three years in the period ended March 31, 1995, and the consolidated financial statements of Olympus Communications, L.P. and its subsidiaries as of December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994 that are incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the year ended March 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


 No dealer, salesman or any other person has              1,856,405 Shares
 been authorized to give any information or to
 make any representations other than those
 contained in this Prospectus in connection with
 the offer made by this Prospectus and, if given
 or made, such information or representations
 must not be relied upon as having been
 authorized.  Neither the delivery of this
 Prospectus nor any sale made hereunder shall
 under any circumstances create any implication
 that there has been no change in the affairs of
 Adelphia since the date hereof.  This
 Prospectus does not constitute an offer or
 solicitation by anyone in any jurisdiction in
 which such offer or solicitation is not
 authorized or in which the person making such
 offer or solicitation is not qualified to do so or
 to anyone to whom it is unlawful to make such
 offer or solicitation.

           ------------------------
                                                             ADELPHIA
                                                          COMMUNICATIONS
                                                           CORPORATION

                                                       Class A Common Stock
                                                         ($.01 par value)
                  Prospectus

                  Dated October 13, 1995